Filed Pursuant to Rule 433

Registration Statement No. 333-267182

ACCELERATED RETURN NOTES® (ARNs®)

Accelerated Return Notes® Linked to Financial Sector Stocks

Issuer	HSBC Bank plc (“HSBC”)
Principal Amount	$10.00 per unit
Term	Approximately 14 months
Market Measure	An approximately equally weighted basket of three financial sector stocks comprised of the common stocks of The Goldman Sachs Group Inc. (NYSE symbol: “GS”), JPMorgan Chase & Co. (NYSE symbol: “JPM”), and Morgan Stanley (NYSE symbol: “MS”) (each, a “Basket Stock”).
Payout Profile at Maturity	• 3-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value • 1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of the principal amount at risk
Participation Rate	300.00%
Capped Value	[$12.10 to $12.50] per unit, a [21.00% to 25.00%] return over the principal amount to be determined on the pricing date.
Investment Considerations	This investment is designed for investors who anticipate that the Market Measure will increase moderately over the term of the notes, and are willing to accept a capped return, take full downside risk and forgo interim interest payments.
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/1140465/000110465923096683/tm2323947d18_fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Market Measure as measured shortly before the maturity date, you may lose up to 100% of the principal amount.
•	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Basket Stocks.
•	Payments on the notes, including any repayment of principal, are subject to the credit risk of HSBC. If HSBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
•	The notes are not insured or guaranteed by any governmental agency of the United Kingdom, the United States or any other jurisdiction.
•	You may lose some or all of your investment if any UK bail-in power (or any other resolution measure) is exercised by a relevant UK resolution authority.
•	The estimated initial value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the estimated initial value of the notes on the pricing date.
•	Changes in the price of one of the Basket Stocks may be offset by changes in the price of the other Basket Stocks.
•	You will have no rights of a holder of the Basket Stocks, and you will not be entitled to receive shares of the Basket Stocks or dividends or other distributions by the issuers of the Basket Stocks.
•	We, MLPF&S, BofAS and our respective affiliates do not control any company included in the Basket and have not verified any disclosure made by any other company. The companies included in the Basket will have no obligations relating to the notes.
•	The Redemption Amount will not be adjusted for all corporate events that could affect the Basket Stocks.
•	The Basket is concentrated in the financial sector. Adverse conditions affecting the financial sector generally and the issuers of the Basket Stocks in particular may reduce your return on the notes.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-50.00%	$5.00	-50.00%
-20.00%	$8.00	-20.00%
-10.00%	$9.00	-10.00%
-6.00%	$9.40	-6.00%
-3.00%	$9.70	-3.00%
0.00%	$10.00	0.00%
2.00%	$10.60	6.00%
5.00%	$11.50	15.00%
7.67%	$12.30(1)	23.00%
10.00%	$12.30	23.00%
20.00%	$12.30	23.00%
30.00%	$12.30	23.00%
40.00%	$12.30	23.00%
50.00%	$12.30	23.00%
60.00%	$12.30	23.00%

(1)     The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

HSBC has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for each of the offerings to which this document relates. Before you invest, you should read those documents, and the other documents that we have filed with the SEC, for more complete information about us and these offerings. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, HSBC, any agent, or any dealer participating in these offerings will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.